UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Independence Contract Drilling, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

453415309
(CUSIP Number)

Arthur Einav ROYAL BANK PLAZA, SOUTH TOWER 200 BAY STREET, SUITE 2700, P.O. BOX 27 TORONTO, ON M5J 2J2, CANADA (416) 943-6448
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 453415309	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott Resource Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,840,107
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,840,107
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,840,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 453415309	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sprott Resource Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,840,107
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,840,107
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,840,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 453415309	SCHEDULE 13D	Page 4 of 8

Item 1.  Security and Issuer.

This Amendment No. 3 to Schedule 13D, initially filed with the Securities and Exchange Commission on August 21, 2014 and previously amended by Amendment No. 1 on August 22, 2016 and Amendment No. 2 on September 30, 2016, relates to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Independence Contract Drilling, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 11601 North Galayda Street, Houston, Texas 77086.  Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings ascribed to them in the Statement as previously amended.

This Amendment No. 3 is being filed to disclose that as of the date hereof, the Reporting Persons no longer beneficially own more than 5% of the Issuer’s securities.

Item 2.  Identity and Background.

No material change.

Item 3.  Source or Amount of Funds or Other Consideration.

No material change

Item 4.  Purpose of Transaction.

No material change

CUSIP No. 453415309	SCHEDULE 13D	Page 5 of 8

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)  References to percentage ownerships of Shares in this Schedule 13D are based upon the 37,646,398 Shares issued and outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the Securities Exchange Commission on July 28, 2016.  The Shares reported in this Schedule 13D are owned directly by Sprott Partnership, which is controlled by SRC. SRC is an indirect beneficial owner of the reported securities.  Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein. As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,840,107 Shares, constituting approximately 4.9% of the outstanding Shares.

(b)  Sprott Partnership has the sole voting power and sole dispositive power with regard to 1,840,107 Shares, and has the shared voting power and shared dispositive power with regard to no additional Shares.  SRC, by virtue of holding all voting partnership units of Sprott Partnership (as disclosed in Item 2), has the sole voting power and sole dispositive power with regard to the 1,840,107 Shares, and has the shared voting power and shared dispositive power with regard to no additional Shares.

CUSIP No. 453415309	SCHEDULE 13D	Page 6 of 8

(c)  Except as previously reported or as set forth in this Item 5(c), or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

Between October 3, 2016 and October 4, 2016, Sprott Partnership sold the following Shares set forth in the table below in open market transactions:

Date	Shares Sold	Price Per Share
October 3, 2016	70,410	5.2634
October 4, 2016	34,924	5.3298

(d) Not applicable.

(e) As a result of the sales described in Item 5(c), the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Shares on October 4, 2016.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 453415309	SCHEDULE 13D	Page 7 of 8

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:
Registration Rights Agreement by and among Independence Contract Drilling, Inc., FBR Capital Markets & Co., Sprott Resource Partnership, Independence Contract Drilling LLC, 4D Global Energy Investments plc and Global Energy Services Operating, LLC, dated March 2, 2012 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 19, 2014 (File No. 333-196914)).

Exhibit B:
Acknowledgement and Registration Rights Agreement, entered into as of July 17, 2014, by and among Independence Contract Drilling, Inc., FBR Capital Markets & Co., Sprott Resource Partnership, Independence Contract Drilling LLC, and Global Energy Services Operating, LLC (incorporated herein by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 18, 2014 (File No. 333-196914)).

Exhibit C:
Letter agreement by and among Independence Contract Drilling, Inc., Independence Contract Drilling LLC, Global Energy Services Operating, LLC, 4D Global Energy Investments plc and Sprott Resource Partnership, dated March 1, 2012 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 as confidentially submitted to the Securities and Exchange Commission on May 13, 2014 and publicly filed on June 10, 2014 (File No. 333-196914)).

Exhibit D:	Joint filing agreement (previously filed).

CUSIP No. 453415309	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2016

Sprott Resource Corp.
By:	/s/ Arthur Einav
	Name:	Arthur Einav
	Title:	General Counsel, Corporate Secretary and Managing Director

Sprott Resource Partnership

By: Sprott Resource Corp.
By:	/s/ Arthur Einav
	Name:	Arthur Einav
	Title:	General Counsel, Corporate Secretary and Managing Director